UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Turning Point Brands, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

90041L105
(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

September 5, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 10,500,771
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,500,771
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,500,771
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 54.4%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 10,500,771
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,500,771
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,500,771
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 54.4%
14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 6 TO SCHEDULE 13D

Item 1.                Security and Issuer

This Amendment No. 6 to Schedule 13D (this “Amendment”) relates to Common Stock, par value $0.01 per share (“Turning Point Common Stock”), of Turning Point Brands, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Issuer is 5201 Interchange Way, Louisville, Kentucky 40229. This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D that was filed on May 13, 2016 and amended on June 29, 2016, November 25, 2016, March 20, 2017, June 5, 2017, June 14, 2017 and by this Amendment (as so amended, the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as in the Schedule 13D.

This amendment is being filed to amend and supplement Items 3, 4, 5, 6 and 7 of the Schedule 13D as follows:

Item 3.                Sources and Amount of Funds and Other Consideration

On September 5, 2018, one of the private investment funds (the “Master Fund”) managed by Standard General L.P. (“Standard General”) entered into a certain Securities Exchange Agreement (the “Agreement”) with the Standard Diversified Inc. (“Standard Diversified”) and the other parties thereto (collectively, the “IVG Holders”), pursuant to which the Master Fund agreed to purchase on such date 153,079 shares of Turning Point Common Stock from the IVG Holders in exchange for 345,543 shares of Class A Common Stock of Standard Diversified (the “Standard Diversified Shares”).  The closing prices of the Standard Diversified Shares and of the Turning Point Common Stock as of the closing of the transactions contemplated by the Agreement were $15.58 and $34.60, respectively.

The foregoing summary is qualified in its entirety by reference to the full text of the Agreement, which is incorporated by reference as Exhibit 99.1 hereto.

Item 4.                Purpose of Transaction

The information set forth in Item 3 is incorporated herein by reference.

Item 5.                Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages and Item 2 of the Schedule 13D.

Of the shares of Turning Point Common Stock reported herein, 658,398 shares are owned by the Reporting Persons and 9,842,373 shares are owned by Standard Diversified.  As previously reported, as a result of their beneficial ownership of a majority of the outstanding voting securities of Standard Diversified, the Reporting Persons may be deemed to share voting and investment power over the Turning Point Common Stock held by Standard Diversified.  Each of the Reporting Persons disclaims such beneficial ownership except to the extent of his or its pecuniary interest therein.  Any reports or other information filed or required to be filed by Standard Diversified shall be the responsibility of Standard Diversified and not of the Reporting Persons.

The percentage calculations used herein are based on the statement in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, as filed with the Securities and Exchange Commission on August 8, 2018, that there were 19,313,801 shares of Turning Point common Stock outstanding at August 2, 2018.

(c)  The information set forth in Item 3 is incorporated herein by reference.  The Reporting Persons have not effected any other transactions in the Issuer’s securities during the sixty day period prior to the filing of this Schedule 13D.

(d)  Not applicable.

(e)  Not applicable.

Item 6.                Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 3 is incorporated herein by reference.

Item 7.                Material to be Filed as Exhibits

Exhibit 99.1
Securities Exchange Agreement, dated as of September 5, 2018, by and among the Master Fund, Standard Diversified and the IVG Holders, a copy of which is incorporated by reference to Exhibit 99.1 to Amendment No. 10 to the Reporting Persons’ Schedule 13D relating to securities of Standard Diversified, as filed with the Securities and Exchange Commission on September 7, 2018.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                September 7, 2018
STANDARD GENERAL L.P. By: /s/ Joseph Mause Name: Joseph Mause Title: Chief Financial Officer SOOHYUNG KIM /s/ Soohyung Kim Soohyung Kim